

February 9, 2007

Via Facsimile (212)-474-3700 and U.S. Mail

David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

Re: Quilmes Industrial (Quinsa) S.A.
Schedule TO-T and Schedule 13E-3
Filed by Beverage Associates Holding Ltd. and
Companhia de Bebidas Das Americas ("AmBev")
File Number 005-56691
Filed on January 25, 2007

Dear Mr. Mercado:

The staff of the Office of Mergers and Acquisitions has reviewed the filings listed above. We have the following comments. All defined terms used in this letter have the same meaning as in the offer to purchase, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. It appears that Quilmes Industrial S.A. must file a Schedule 14D-9 and its own Schedule 13E-3 and provide the information required to the extent it has not already done so. Please advise.

Schedule TO-I

2. Please explain briefly what would happen if you were to reopen the offer. It is unclear how this comports with the U.S tender offer rules. Would this be treated as a subsequent offering period? If so, please revise your document to include the

disclosure required by Item 1004(a)(1)(iv). If you plan to seek relief from the requirements of Regulation 14D or Rule 14e-5 in order to reopen the offer, please advise us as to the basis for your request. Alternatively, if you are relying on the exemption provided by Rule 14d-1(d), please advise us in this regard.

Offer to Purchase
<u>Cover Page</u>

3. Revise the second to the last paragraph on page 2 to clarify that the transaction will not be approved or disapproved by the Commission. The use of the term "yet" seems to imply that the Commission may at some point approve or disapprove it.

<u>Summary Term Sheet, page 8</u>
<u>How long do I have to tender my class A shares … , page 9</u>

4. Revise the disclosure dealing with how long shareholders have to tender their shares to include information about what will happen if you reopen the offer.

<u>How will I be notified if you extend or reopen the offer …, page 10</u>

5. We note that if the bidder determines to reopen the offer it will issue a press release by 5:00 p.m. on the business day after the previously scheduled expiration date. This is inconsistent with the requirements of Rule 14e-1. Please advise. Alternatively, if you are relying on the exemption provided by Rule 14d-1(d), please advise us in this regard. Further in this regard, we note from page 13 that the bidder intends to make payment five days after expiration of the offer which appears inconsistent with the prompt payment requirements of Rule 14e-1. Please advise.

<u>Are there any conditions to the offer? page 10</u>

6. There appears to be a typographical error in the lead in paragraph to this section. The first subparagraph deals with the affirmative occurrence of a condition, while the remaining subparagraphs appear to condition the offer on the non-occurrence of the stated events. Please revise or advise.

<u>Can I change my mind after I have tendered…in the offer? page 12</u>

7. Clarify whether preferred holders who tender ADSs but withdraw those securities before expiration will need to pay a "redeposit" fee in order to put the underlying preferred shares back into ADS form.

Risk Factors, page 15

8. Revise the disclosure in the first risk factor to clarify that you will not terminate the offer following the expiration, in keeping with Rule 14e-1(c).

Forward Looking Statements, page 16

9. We note your disclosure that you do not intend to update or revise forward looking statements in the document to reflect later events and circumstances. In light of your obligation to update the information in the offer to purchase pursuant to Rule 13e-3(f)(1)(iii) in the event of a material change, please revise.

Special Factors, page 14
Purpose of the offer, certain effects of the offer, page 20

10. Give us your well reasoned analysis of the applicability of Rule13e-3 to the purchases of the controlling block of 97% of the company's stock. Include a discussion of the bidder's initial purchases of Quilmes to briefly describe the purchases leading to their current holding. Explain your reasoning concerning why these purchases were not subject to Rule 13e-3.

11. Quantify the costs of maintaining the Company as a public entity, including the impact of the Sarbanes Oxley Act compliance that you cite as one of the reasons for undertaking the transaction.

12. State the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A.

13. Briefly state whether the company or the bidder considered any alternatives to the transaction. See Item 1013(b).

14. Describe the effects of the Rule 13e-3 transaction on the company, the Offeror and AmBev. See Item 1013(d) and the instructions thereto.

15. Revise the disclosure at the bottom of page 20 to state what the bidders intend to do if the offer is not completed.

Position of the Offeror regarding fairness of the offer, page 21

16. Both the Offeror and AmBev must make an Item 1014 fairness determination. Please revise to include the determination of AmBev.

Position of the Company regarding the fairness of the offer, page 22

17. Address how the board determined the offer to be fair to the unaffiliated shareholders in the absence of the procedural protections noted in Item 1014.

18. Revise the disclosure in this section to highlight the fact that no independent committee of the directors was formed to consider the offer. Explain the reasons that the board chose not to establish a special committee.

19. The disclosure here indicates that the bidders engaged CitiGroup Global Markets Inc. as financial advisors in connection with this transaction. Please provide all of the disclosure required by Item 1015 of Regulation M-A concerning CitiGroup Global. In addition, confirm that you have summarized in the offer to purchase all reports, opinions or appraisals it provided, including any oral presentations, contacts, etc.

20. In this section and in the section describing the CitiGroup Global's report, you reference financial forecasts and other projections provided by Quilmes to CitiGroup Global in connection with its preparation of its report. Please confirm that you have summarized all of such non-public projections and financial forecasts in the offer materials. In addition, please confirm that you have described all material assumptions underlying those projections.

21. Tell us what consideration, if any, you have given to providing the Morgan Stanley report or publication from which the Morgan Stanley Equity Research Beverage Sector Valuation Table was taken as an exhibit to the Schedule 13E-3. Disclose whether or not Morgan Stanley has consented to the inclusion of the material from its report in the 13E-3.

22. We note that the board reached its conclusions in reliance on CitiGroup Global's analysis. Note that while the board may rely on the analysis of another in reaching its fairness determination, it must specifically adopt that analysis in the disclosure if it is relying on the analysis to satisfy its requirements under Item 1014. Please revise. Further, what consideration did the board give to the fact that CitiGroup Global had provided services, including a valuation report, to AmBev in connection with its purchase of the class A shares from BAC?

Opinion of CitiGroup Global Markets, Inc. page 34

23. You state elsewhere in your document that comparable companies for Quilmes are difficult to find given the mix of brewing and bottling that comprises the company's operations. In light of this, provide further disclosure explaining how CitiGroup Global chose the comparable companies in this section.

<u>The Offer, page 43</u>
<u>Conditions to the Tender Offer, page 51</u>

24. See our previous comment [4] above. It appears that the offer is conditioned upon at least the minimum number of shares being tendered, and the non- occurrence of the remaining conditions. Please revise.

25. The disclosure in the first paragraph of this section states that for the company to be able to terminate the offer, one of the listed offer conditions must have been "triggered" **and** the occurrence of the event "make[s] it inadvisable to proceed with the Offer…" We agree that once an offer condition is implicated, you have the right to decide whether to go forward with the offer. However, if you decide to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please confirm your understanding supplementally.

<u>Certain Information Concerning the Company, page 55</u>

26. It appears that the document should include the summarized financial information required by Item 1010(c) of Regulation M-A for the two years ended December 31, 2004 and 2005 in addition to the unaudited six month data. Please advise. Further, if the summarized financial information is not prepared on the basis of U.S. GAAP, the summarized financial information must be accompanied by a reconciliation. See Instruction 1 to Item 13 of Schedule 13E-3.

<u>Closing Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In your response letter, indicate how you intend to disseminate revised offer materials that result from our comments above. Depending in the resolution of some of the issues raised, we believe additional dissemination may be required.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

▪ the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions